UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Amendment No. 1)
(Rule 13d-102)

Information To Be Included In Statements Filed
Pursuant To Rules 13d-1(b), (c) And (d) And
Amendments Thereto Filed Pursuant To Rule 13d-2*

POKERTEK, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

730864105

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 730864105

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Arthur Lee Lomax
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 460,100 (See Item 4) 6. SHARED VOTING POWER -0- (See Item 4) 7. SOLE DISPOSITIVE POWER 460,100 (See Item 4) 8. SHARED DISPOSITIVE POWER -0- (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 460,100
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%
12.	TYPE OF REPORTING PERSON IN (See Item 4)

CUSIP No. 730864105

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Gina D. Silvestri
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 8,000 (See Item 4) 6. SHARED VOTING POWER -0- (See Item 4) 7. SOLE DISPOSITIVE POWER 8,000 (See Item 4) 8. SHARED DISPOSITIVE POWER -0- (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12.	TYPE OF REPORTING PERSON IN (See Item 4)

CUSIP No. 730864105

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Arthur Lee Lomax 2005 Grantor Retained Annuity Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 296,000 (See Item 4) 6. SHARED VOTING POWER -0- (See Item 4) 7. SOLE DISPOSITIVE POWER 296,000 (See Item 4) 8. SHARED DISPOSITIVE POWER -0- (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 296,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.1%
12.	TYPE OF REPORTING PERSON OO (See Item 4)

CUSIP No. 730864105

Item 1.	(a)	Name of Issuer: PokerTek, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 1020 Crews Road, Suite J Matthews, North Carolina 28106

Item 2.	(a)	Names of Persons Filing: (i) Arthur Lee Lomax (ii) Gina D. Silvestri (iii) Arthur Lee Lomax 2005 Grantor Retained Annuity Trust

(b)
Address of Principal Business Office or, if none, Residence:

As to (i)         75 Carmel Lane
Columbus, North Carolina 28722
As to (ii)        Town Center
28 South Main Street
West Hartford, Connecticut 06107
As to (iii)       2468 Peniel Road
Tryon, North Carolina 28782

	(c)	Place of Organization or Citizenship: As to (i) U.S. As to (ii) U.S. As to (iii) Georgia

	(d)	Title of Class of Securities: Common Stock, no par value

	(e)	CUSIP Number: 730864105

Item 3.
If this statement is filed pursuant to §§240.13d - 1(b) or 240.13d - 2(b) or (c), check whether the person filing is a:

Not Applicable. This is a joint filing by the persons identified in Item 2, above, pursuant to Rules 13d-1(d) and Rule 13d-1(k) but not a group filing.

CUSIP No. 730864105

Item 4.	Ownership.

	(a)	Amount beneficially owned: (i) 460,100 (ii) 8,000 (iii) 296,000

	(b)	Percent of Class: (i) 4.9% (ii) 0.1% (iii) 3.1%

	(c)	Number of Shares as to which such person has:

		(i)	Sole power to vote or to direct the vote (i) 460,100 (ii) 8,000 (iii) 296,000

		(ii)	Shared power to vote or to direct the vote (i) -0- (ii) -0- (iii) -0-

		(iii)	Sole power to dispose or to direct the disposition of (i) 460,100 (ii) 8,000 (iii) 296,000

		(iv)	Shared power to dispose or to direct the disposition of (i) -0- (ii) -0- (iii) -0-

Item 5.
Ownership of Five Percent or Less of a Class

(i) If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

(ii) If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

(iii) If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not Applicable.

Item 8.	Identification and Classification of Members of the Group See information in Item 3 and Item 4, above.

Item 9.	Notice of Dissolution of Group Not Applicable.

Item 10.	Certification Not Applicable.

CUSIP No. 730864105

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

February 13, 2007

ARTHUR LEE LOMAX

/s/ Arthur Lee Lomax
Arthur Lee Lomax

GINA D. SILVESTRI

/s/ Gina D. Silvestri
Gina D. Silvestri

ARTHUR LEE LOMAX 2005 GRANTOR RETAINED ANNUITY TRUST

By:	/s/ Arthur Lee Lomax
Arthur Lee Lomax, Trustee

CUSIP 730864105

EXHIBIT INDEX

Exhibit No.	Description

1
Joint Filing Agreement, dated February 13, 2007, by and between Arthur Lee Lomax, Gina D. Silvestri and Arthur Lee Lomax 2005 Grantor Retained Annuity Trust, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.